Exhibit 99.1

KNOT OFFSHORE PARTNERS LP ANNOUNCES ENTRY INTO AGREEMENT TO ACQUIRE DAN CISNE

December 10, 2014

ABERDEEN, SCOTLAND (BUSINESS WIRE) - KNOT Offshore Partners LP (NYSE: KNOP) (the “Partnership”) announced today that its wholly owned subsidiary, KNOT Shuttle Tankers AS, had entered into a share purchase agreement to acquire KNOT Shuttle Tankers 20 AS (“KNOT 20”), the company that owns the shuttle tanker Dan Cisne, from Knutsen NYK Offshore Tankers AS (“KNOT”) for a purchase price of $103.0 million less approximately $82.1 million of existing bank debt ($23.4 million of which will be prepaid by KNOT 20 at closing) related to the Dan Cisne (the “Dan Cisne Loan”). The acquisition is expected to close on or before December 31, 2014, subject to customary closing conditions.

The Dan Cisne is a 59,000 deadweight ton shuttle tanker, built by Cosco Nantong in China. The vessel was purchased by KNOT in September 2014 from J. Lauritzen. It is operating under a twelve year contract with Transpetro, with a remaining firm contract period of 8.7 years. Including the Dan Cisne, the Partnership will have a fleet of eight vessels with an average age of 3.2 years and with a fixed average employment of 5.4 years.

The Partnership’s management believes that the acquisition will be accretive to unitholders and has recommended that, upon completion of the acquisition, the Board of Directors of the Partnership (the “Board”) consider an increase in the quarterly cash distribution of between $0.010 and $0.015 with respect to the quarter ending March 31, 2015. This corresponds to an annual increase of between $0.04 and $0.06 per unit, or 2.0% to 3.0% per unit to an annualized distribution of between $2.00 and $ 2.02 per unit. Any such increase would be conditioned on, among other things, the closing of the acquisition of the Dan Cisne, approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable. The Partnership paid a distribution of $0.49 per unit with respect to the quarter ended September 30, 2014, which represents a cumulative increase of approximately 30.7% since the IPO.

The purchase price will be settled by way of a cash payment of approximately $8.8 million, subject to post-closing adjustments, including adjustments related to interest rate swaps in connection with the Dan Cisne Loan, and with seller financing provided by KNOT in the form of a loan in the amount of approximately $12.0 million (the “Seller Loan”). The cash payment and payment of the post-closing adjustments will be financed with the Partnership’s own funds.

The Dan Cisne Loan matures in September 2023 and has an annual interest rate equal to 2.40% above LIBOR. This loan is repayable in semi-annual installments of $2.2 million increasing to $3.75 million and a balloon payment of $8.0 million in September 2023. The Seller Loan is non-amortizing and matures in five years and has an annual interest rate equal to 4.50% per annum above LIBOR.

The Board and the Conflicts Committee of the Board have approved the purchase price and terms of the share purchase agreement and the Seller Loan. The Conflicts Committee retained an independent financial advisor to assist with its evaluation of the acquisition.

Outlook

Under the Omnibus Agreement that the Partnership entered into with KNOT in connection with its initial public offering (the “Omnibus Agreement”), the Partnership has the option to purchase the Ingrid Knutsen and the Raquel Knutsen, both on time-charter to ExxonMobil and Repsol Sinopec respectively, from KNOT within 24 months of their delivery to charterers.

In August, 2014, KNOT purchased the Dan Sabia and the Dan Cisne, which are on long-term bareboat charters to Transpetro ending in the third quarter of 2023 and first quarter of 2024, respectively. The Dan Sabia may be offered to the Partnership in the future pursuant to the terms of the Omnibus Agreement.

On September 12, 2014, KNOT entered into new long-term charters with a subsidiary of BG to provide shuttle tanker services in Brazil beginning in late 2016. The charters with BG will be serviced by two Suezmax-size DP2 shuttle tanker newbuildings to be constructed by Hyundai Heavy Industries. Pursuant to the Omnibus Agreement, the Partnership will have the option to acquire the vessels at fair market value from KNOT following BG’s acceptance of the vessels.

Pursuant to the Omnibus Agreement, the Partnership also has the option to acquire from KNOT any offshore shuttle tankers that KNOT acquires or owns that are employed under charters for periods of five or more years.

There can however be no assurance that the Partnership will acquire any such vessels from KNOT.

The Board continues to believe that there are significant opportunities for growth for the Partnership, and the demand for offshore shuttle tankers will over time continue to grow based on identified projects. The Board also observes that there are discussions and tenders for longer term offshore shuttle tankers currently ongoing in the market and expects several new projects to be concluded during 2015 covering demand for already sanctioned projects that will not, in the opinion of the Board, be operationally affected by current oil prices for the next few years.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers under long-term charters in the deepwater offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners LP is structured as a publicly-traded master limited partnership. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the Partnership’s ability to closing the Dan Cisne acquistion;

•	the Partnership’s ability to increase distributions and the amount of any such increase;

•	the Partnership’s ability to integrate and realize the expected benefits from acquisitions, including the Dan Cisne acquisition;

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand; and opportunities for the profitable operations of shuttle tankers;

•	KNOT’s and the Partnership’s ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	the Partnership’s anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	the Partnership’s future financial condition or results of operations and future revenues and expenses;

•	the Partnership’s ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the Partnership’s ability to purchase vessels from KNOT in the future;

•	the Partnership’s ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	timely purchases and deliveries of newbuilds;

•	the Partnership’s business strategy and other plans and objectives for future operations; and

•	other factors listed from time in the reports and other documents that the Partnership files with the SEC, including its Annual Report on Form 20-F.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Source: KNOT Offshore Partners LP

KNOT Offshore Partners LP

Arild Vik, 44 7581 899777

Chief Executive Officer and Chief Financial Officer

http://knotoffshorepartners.com/